SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

1. DATE AND TIME:On April 30, 2010, at 10:00 a.m. 2.PLACE:the company’s principal place of business, located at Rua Eteno, No. 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, Municipality of Camaçari, State of Bahia. 3.CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6,404/76 in the "Official Gazette of the State of Bahia", on April 15, 16 and 17/18, 2010, in the newspaper "A Tarde" on April 15, 16 and 17, 2010, and it was also widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, in the newspaper “Valor Econômico”, on April 15, 16/17/18 and 19, 2010. 4.PUBLICATION: the publication of the notices mentioned in the main section of article 133 of Law No. 6,040/76 was waived, considering the publication, within the legal term, of the documents mentioned therein, namely: Management Report and Financial Statements pertaining to the fiscal year ended on December 31, 2009, accompanied by the Explanatory Notes, Opinion of KGPM Auditores Independentes and Opinion of the Fiscal Board, in full, in the newspaper “A Tarde” and in the Official Gazette of the State of Bahia, on March 4, 2010, and in summarized form in the newspaper “Valor Econômico”, on March 4, 2010, in compliance with CVM Ruling No. 207/94. 5.ATTENDANCE:Shareholders representing more than 97% of the Company’s voting capital, as per the signatures below and in the “Shareholders’ Attendance Book”. The following were also present: (i) for the purposes of the provisions in Law No. 6,404/76, in its Article 134, paragraph 1, Mr. Manoel Carnaúba Cortez, representing the Company’s management, and Mr. Antonio Vargas Vieira, enrolled in the Regional Accounting Council of the State of Bahia – CRC/BA under No. 01.046/O-5, representing KGPM Auditores Independentes; and (ii) in compliance with the terms of article 164, Mr. Ismael Campos de Abreu, member of the Company’s Fiscal Board. The presence of the shareholders of 48.90% of the preferred shares, as per signatures in the “Shareholders’ Attendance Book” was also registered. 6.PRESIDING BOARD: Chairman: Rafael Padilha Calábria and Secretary: Marcella Menezes Fagundes, chosen as provided for in article 17 of the Bylaws. 7.OPINION OF THE FISCAL BOARD– The Company’s Fiscal Board, in an Opinion issued on March 1st, 2010, was favorable to the approval, by the Annual General Meeting, of the Financial Statements and other documents pertaining to the allocation of profits for the fiscal year ended on December 31, 2009. 8.AGENDA: I) ANNUAL GENERAL MEETING – 01)Examination, discussion and voting on the Management Report and respective Managers’ Accounts and Financial Statements, containing Explanatory Notes for the fiscal year ended on December 31, 2009 and the allocation of the year’s results; 02) Approval of the utilization of the capital reserve to partially absorb the accrued losses indicated in the Financial Statements pertaining to the fiscal year ended on December 31, 2009; 03) Election of the members of the Board of Directors, as well as its Chairman and Vice-Chairman; and 04) Election of the members of the Fiscal Board; II) EXTRAORDINARY GENERAL MEETING – 01)Establishment of the

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

aggregate annual compensation of the managers and members of the Fiscal Board; and 02) Amendment to article 4 of the Company’s Bylaws due to the partial ratification of the capital increase. 9.DELIBERATIONS:- The matters established in the Agenda were put to discussion and voting, and the following deliberations were unanimously taken by the attendees: 9.1)to authorizethe drawing-up of the minutes of this Meeting in summary form, as well as publication of such minutes without the signatures of the shareholders present, pursuant to article 130 and its paragraphs of Law 6,404/76; 9.2)ANNUAL GENERAL MEETING: 9.2.1) FINANCIAL STATEMENTS AND MANAGEMENT REPORT- to approve, without reserves or exceptions, those legally impeded abstaining from voting, the Report, the Management Accounts, Financial Statements and respective Explanatory Notes, pertaining to the fiscal year ended on December 31, 2009, as well as the relevant opinions issued by independent accountants KGPM Auditores Independentes and by the Fiscal Board, and to approve the use of the net profits of the year ended on December 31, 2009 to offset part of the account of accrued losses, pursuant to article 189 of Law No. 6,404/76, and to keep in the accounts of accrued losses the amount of one billion, sixty-nine million, six hundred and ninety-eight thousand, six hundred and sixty-six Reais and eighty-seven centavos (R$ 1,069,698,666.87); 9.2.2)USE OF CAPITAL RESERVE– to approvethe proposal by the management of the partial offsetting of the balance of the account of accrued losses existing on December 12, 2009 using the capital reserve in the amount of one billion, sixty-one million, eight hundred and seventy thousand, seven hundred and seventy-six Reais and sixty-six centavos (R$ 1,061,870,776.66), keeping in such account of accrued losses the amount of seven million, eight hundred and twenty-seven thousand, eight hundred and ninety Reais and twenty-one centavos (R$ 7.827.890,21); 9.2.3)ELECTION OF THE BOARD OF DIRECTORS’ MEMBERS– to documentthe absence of a multiple vote request by the shareholders, as well as the fact that there has not been a request to adopt the procedure set forth in article 141, paragraphs 4 and 5 of Law No. 6,404/76. Thus, the following full members and respective alternates of the Company’s Board of Directors have been reelected and elected, as applicable, for a term of office of two (2) years, starting on the date hereof and ending at the Annual General Meeting that will evaluate the managers’ accounts for the fiscal ending on December 31, 2011: FULL MEMBERS: MARCELO BAHIA ODEBRECHT, Brazilian, married, civil engineer, enrolled in the Individual Taxpayers’ Register - CPF/MF under No. 487.956.235-15, Identity Card RG No. 2.598.834 SSP/BA, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, n° 8501, 32º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070; JOSÉ DE FREITAS MASCARENHAS, Brazilian, married, civil engineer, bearer of Identity Card No. 356.697 SSP/BA and enrolled in the CPF/MF under No. 000.630.535-00, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730-900;ALFREDO

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

LISBOA RIBEIRO TELLECHEA, Brazilian, married, civil engineer, bearer of Identity Card No. 2.015.637.065 SSP/RS, enrolled in the CPF under No. 296.191.810-34, resident and domiciled in Porto Alegre/RS, with business address at Av. Dolores Alcaraz Caldas, nº 90, 10º andar, Porto Alegre/RS, CEP. 90.110-180; ALVARO FERNANDES DA CUNHA FILHO, Brazilian, married, civil engineer, bearer of Identity Card No. 625.954-58 SSP/BA and enrolled in CPF/MF under No. 030.495.905-72, resident and domiciled in São Paulo/SP, with business address at Rua Hungria, n° 620, 8º andar, Jardim Europa, São Paulo/SP, CEP. 01.455-000; NEWTON SERGIO DE SOUZA, Brazilian, married, lawyer, bearer of Identity Card No. 03.604.882-5 IFP/RJ and enrolled in CPF/MF under No. 261.214.417-04, resident and domiciled in São Paulo/SP, with commercial business address at Avenida das Nações Unidas, n° 8501, 32º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; PAULO HENYAN YUE CESENA, Brazilian, separated, chemical engineer, enrolled in CPF/MF under No. 173.429.088-94, Identity Card RG No. 19.951.448-3 SSP/SP, resident and domiciled in São Paulo /SP, with business address at Avenida das Nações Unidas, n° 8.501, 28º andar, Pinheiros, São Paulo/SP,CEP.05.425-070; PAULO ROBERTO COSTA, Brazilian, married, mechanical engineer, bearer of Regional Council of Engineering, Architecture and Agronomy – CREA/PR  Identity Card No. 5613-D, and enrolled in CPF/MF under No. 302.612.879-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 23º andar, Rio de Janeiro/RJ, CEP. 20.031-912; ALMIR GUILHERME BARBASSABrazilian, married, economist, bearer of Identity Card No. 3464739 – IFP/RJ and enrolled in CPF/MF under No. 012.113.586-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 23º andar, Rio de Janeiro/RJ, CEP. 20.031-912; FRANCISCO PAIS, Brazilian, married, fortification and civil construction engineer, bearer of Identity Card No. 3843290 IFP/RJ, and enrolled in CPF/MF under No. 360.502.887-04, resident and domiciled in Rio de Janeiro/RJ, com business address at Av. República do Chile, nº 65, 23º andar, sala 903, Rio de Janeiro/RJ, CEP. 20.031-912; MARIA DAS GRAÇAS SILVA FOSTER, Brazilian, married, chemical engineer, bearer of Identity Card No. 02918764-8 IFP/RJ, and enrolled in CPF/MF under No. 694.772.727-87, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 23º andar, Rio de Janeiro/RJ, CEP: 20.031-912; and EDUARDO RATH FINGERL, Brazilian, divorced, engineer, bearer of Identity Card No. 02884480-1, issued by IFP, and enrolled in CPF/MF under No. 373.178.147-68, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, n.º 100, 21º andar, in the same City and State; and RESPECTIVE ALTERNATES: CLÁUDIO MELO FILHO, Brazilian, married, business manager, enrolled in CRA/DF under No. 7.496 and in CPF/MF under No. 358.882.885-00, resident and domiciled in Brasília/DF, with business address at SAS, Quadra 05, Bloco N, Edf. OAB, 9º andar, Brasília/DF,

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

CEP: 70.438-900; JOSÉ CARLOS GRUBISICH FILHO, Brazilian, married, chemical engineer, bearer of Identity Card No. 7.893.279-8 SSP/SP, enrolled in CPF under No. 931.524.778-72, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, n° 8501, 26º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; ANDRÉ AMARO DA SILVEIRA, Brazilian, married, civil engineer, bearer of Identity Card RG No. M-1.238-071 SSP/MG, enrolled in CPF/MF under No. 520.609.346-72, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, nº 8.501, 28º andar, Pinheiros, São Paulo/SP, CEP 05425-070; FELIPE MONTORO JENS,Brazilian, married, business manager, bearer of Identity Card No. 17.032.674-3 SSP/SP, enrolled in CPF under No. 166.417.478-83, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, n° 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; ADRIANO CHAVES JUCÁ ROLIM, Brazilian, married, lawyer, enrolled in the Brazilian Bar Association, São Paulo Chapter (OAB/SP) under No. 280660, enrolled in CPF under No. 508.511.015-34, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, n° 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; CARLA GOUVEIA BARRETTO, Brazilian, married, business manager, bearer of Identity Card No. 03.191.314-83 SSP/BA, enrolled in CPF under No. 617.162.195-15, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, nº 8.501, 28º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070; ANTONIO APARECIDA DE OLIVEIRA, Brazilian, married, mechanical engineer, bearer of Identity Card No. M-1.179.862 SSP-MG and enrolled in CPF/MF under No. 370.844.456-68, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 9º andar, sala 903, Rio de Janeiro/RJ, CEP. 20.031-912; PEDRO AUGUSTO BONESIO, Brazilian, married, mechanical engineer, bearer of Identity Card No. 6.836.240 SSP-SP and enrolled in CPF/MF under No. 971.777.418-87, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 3º andar, sala 302, Rio de Janeiro/RJ, CEP. 20.031-912; ANDREA DAMIANI MAIA, Brazilian, married, lawyer, enrolled in the Brazilian Bar Association, Rio de Janeiro Chapter (OAB/RJ) under No. 113.985 and enrolled in CPF/MF under No. 245.431.308-12, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 9º andar, sala 903, Rio de Janeiro/RJ, CEP. 20.031-912; ARÃO DIAS TISSER, Brazilian, single, civil engineer, bearer of Identity Card No. M-6.282.853 SSP/MG, enrolled in CPF/MF under No. 879.023.036-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, s. 903, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; and MARCOS LUIZ ABREU DE LIMA, Brazilian, married, economist, bearer of Identity Card No. M.308941-SSP-MG, enrolled in CPF/MF under No. 042.613.056-15, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730-900. The Board Members herein

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

reelected and/or elected were invested in office on the date hereof and represent, for all legal purposes and pursuant to law, for the effects of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, that they are not prevented from performing commercial activities or administration of a mercantile company by virtue of a criminal sentence, and have also provided, in compliance with CVM Rulings No. 358, of January 3, 2002, and 367, of May 29, 2002, written statements according to the terms of such Rulings, which were filed at the Company’s headquarters. In view of the provisions of article 19 of the Company’s Bylaws, the attending shareholders approvedthe indication to hold the positions of Chairman and Vice Chairman, respectively, of Messrs. Marcelo Bahia Odebrechtand Paulo Roberto Costa. In view of the reelections and elections resolved above, the Company’s Board of Directors shall be made up as follows: FULL MEMBERS:MARCELO BAHIA ODEBRECHT; JOSÉ DE FREITAS MASCARENHAS; ALFREDO LISBOA RIBEIRO TELLECHEA; ALVARO FERNANDES DA CUNHA FILHO; NEWTON SERGIO DE SOUZA; PAULO HENYAN YUE CESENA; PAULO ROBERTO DA COSTA; ALMIR GUILHERME BARBASA; FRANCISCO PAIS; MARIA DAS GRAÇAS SILVA FOSTER; and EDUARDO RATH FINGERL. RESPECTIVE ALTERNATES: CLÁUDIO MELO FILHO; JOSÉ CARLOS GRUBISICH FILHO; ANDRÉ AMARO DA SILVEIRA; FELIPE MONTORO JENS; ADRIANO CHAVES JUCÁ ROLIM; CARLA GOUVEIA BARRETTO; ANTONIO APARECIDA DE OLIVEIRA; PEDRO AUGUSTO BENÉSIO; ANDREA DAMIANI MAIA; ARÃO DIAS TISSER; and MARCOS LUIZ ABREU DE LIMA.  9.2.4)ELECTION OF THE FISCAL BOARD’S MEMBERS – the following full members and alternates of the Company’s Fiscal Board were elected and reelected, as applicable, for a term of office of one (1) year, starting on the date hereof and ending at the Annual General Meeting that will evaluate the managers’ accounts for the fiscal ending on December 31, 2010, Messrs. MANOEL MOTA FONSECA, Brazilian, married, lawyer, bearer of Identity Card No. 15.571.288-80 SSP/BA, and enrolled in CPF/MF under No. 019.638.218-15, resident and domiciled in Salvador/BA, with business address at Rua Dr. José Peroba, nº 123, 1º andar, Stiep, Salvador/BA, CEP. 41820-020; ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card No. 716.820 SSP/BA, enrolled in CPF/MF under No. 075.434.415-00, resident and domiciled in São Paulo/SP, with business address at Av. Nações Unidas, nº 8.501, Pinheiros, São Paulo/SP, CEP. 05425-070; ALUIZIO DA ROCHA COELHO NETO,Brazilian, married,accountant, bearer of Identity Card No. 923502-ES SSP/MG and enrolled in CPF/MF under No. 031.525.087-94, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, nº 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; MARCOS ANTONIO SILVA MENEZES, Brazilian, legally separated, accountant, bearer of Identity Card No. 035286/0-1 CRC/RJ, enrolled in CPF/MF under No. 270.125.147-87, resident and domiciled in Rio de Janeiro/RJ, with business

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

address at Av. República do Chile, nº 65, 3º andar, Rio de Janeiro/RJ, CEP. 20.031-912; and ANTÔNIO LUIZ VIANNA DE SOUZA, Brazilian, married, equipment engineer, enrolled in CPF/MF under No. 622.307.437-91, bearer of Identity Card No. 1.244.818 IPF/RJ, resident and domiciled in Niterói/RJ, with business address at Av. República do Chile, nº 65, 4º andar, s. 401, Rio de Janeiro/RJ, CEP. 20031-912, and, as respective alternate members, ANA PATRICIA SOARES NOGUEIRA,Brazilian, married, lawyer, enrolled in the Brazilian Bar Association, Bahia Chapter (OAB/BA) under No. 11.459 and in CPF/MF under No. 535.222.575-53, resident and domiciled at Rua Dr. Hosannah de Oliveira, 112 - apto. 1404 - Alto do Itaigara, Salvador/BA, CEP: 41.815.215; AFONSO CELSOFLORENTINO DE OLIVEIRA, Brazilian, married, accountant, bearer of Identity Card No. MG 5752-270, Belo Horizonte, MG, PIC 1047, enrolled in CPF/MF under No. 874.220.506-91, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, nº 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; JAYME GOMES DA FONSECA JÚNIOR, Brazilian, married, business manager, bearer of Identity Card No. 53.157.000-9 SSP/SP and enrolled in CPF/MF under No. 350.606.895-49, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, nº 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; SERGIO JOSÉ DE BARROS, Brazilian, married, accountant, bearer of Identity Card No. 058164/O-06 issued by CRC-RJ, enrolled in CPF/MF under No. 843.232.997-53, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 3º andar, Rio de Janeiro/RJ, CEP. 20.031-912; and MARCÍLIO JOSÉ RIBEIRO JÚNIOR, Brazilian, married, accountant, enrolled in CPF/MF under No. 020.822.297-93, bearer of Identity Card No. 09810453-2 DETRAN/RJ, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 22º andar, Rio de Janeiro/RJ, CEP. 20031-912. The members of the Fiscal Board elected herein are invested in office on the date hereof, and represent in writing, for all legal purposes and effects of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, that they are not prevented from performing the commercial activities or administration of mercantile companies by virtue of a criminal sentence, and have also provided, in compliance with CVM Ruling No. 358, of January 3, 2002 written statements according to the terms of such Ruling, which were filed at the Company’s headquarters. In view of the reelections and elections resolved above, the Fiscal Board shall be made up as follows: FULL MEMBERS:MANOEL MOTA FONSECA; ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO; MARCOS ANTONIO SILVA MENEZES; and ANTÔNIO LUIZ VIANNA DE SOUZA. RESPECTIVE ALTERNATES: ANA PATRICIA SOARES NOGUEIRA; AFONSO CELSOFLORENTINO DE OLIVEIRA; JAYME GOMES DA FONSECA JÚNIOR; SERGIO JOSÉ DE BARROS; and MARCÍLIO JOSÉ RIBEIRO JÚNIOR.9.3)EXTRAORDINARY GENERAL MEETING:9.3.1)FISCAL BOARD’S

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

COMPENSATION- it was established that each acting member of the Fiscal Board shall be paid the compensation of six thousand, nine hundred and fifty-one Reais (R$ 6,951.00) per month, or the minimum limit established in paragraph 3 of article 162 of Law 6,404/76, whichever is higher; 9.3.2)AGGREGATE ANNUAL COMPENSATION OF THE MANAGERS – it was established, until subsequent deliberation, for the members of the Board of Directors and of the Executive Committee the aggregate maximum limit per year of thirty-one million, four hundred and thirty thousand, three hundred and ninety-four Reais and sixty-four centavos (R$ 31,430,394.64), which amount encompasses the benefits and representation sums set forth in the main paragraph of article 152 of Law 6,404/76, and shall be individually paid by the Board of Directors according to the provisions in articles 25 and 26, item “h” of the Company’s Bylaws; 9.3.3)AMENDMENT TO ARTICLE 4 OF THE COMPANY’S BYLAWS – as a result of the partial ratification of the Company’s capital increase based on the authorized capital approved by the Board of Directors at a meeting held on April 14, 2010, in the total amount of R$ 3,742,622,078.40, through the issuance of 243,206,530 new common shares and 16,697,781 new Class A preferred shares, the shareholders approved the amendment of article 4 of the Company’s Bylaws, which shall take effect with the following new wording: “The Company’s capital is seven billion, eight hundred and fifty-one million, nine hundred and twenty-three thousand, two hundred and eight Reais and twenty-three centavos (R$7,851,923,208.23), divided into seven hundred and eighty million, eight hundred and thirty-two thousand, four hundred and sixty-five (780,832,465) shares, of which four hundred and thirty-three million, six hundred and sixty-eight thousand, nine hundred and seventy-six (433,668,976) are common shares, three hundred and forty-six million five hundred and sixty-nine thousand, six hundred and seventy-one (346,569,671) are class “A” preferred shares; and five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares.  10-ADJOURNMENT: As there were no further subjects to be discussed, the Annual and Extraordinary General Meetings were ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the deliberations, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meetings was authorized. Camaçari/BA, April 30, 2010. [Presiding Board: Rafael Padilha Calábria – Chairman; Marcella Menezes Fagundes – Secretary; Shareholders: BRK Investimentos Petroquímicos S/A (by Rafael Padilha Calábria); Odebrecht Serviços e Participações S/A (by Rafael Padilha Calábria); Odebrecht S/A (by Rafael Padilha Calábria); Petrobrás Química S.A. – Petroquisa (by Roberto Keller Thompson Mello); Pronor Petroquímica S.A. (by Ana Patrícia Soares Nogueira); ABU DH RET PENS AND BENEF FUND; ACADIAN EM MARK EQ II FUND LLC; ACADIAN EMEMR MARK EQUITY FUND; AMERICAN A INC MAS F B TRUST; AT T UNION WELF BENEFIT TRUST; BALENTINE INT EQ FUND SEL LP; BGI EM MARK STR INSIG FUND LTD; BOMBARDIER

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 30, 2010

TR CAN GL EQ FUND; CAISSE DEPOT ET PLAC DU QUEBEC; CIBC EMERGING MARKETS FUND; COLLEGE RETIR EQUITIES FUND; COMMONWEALTH O P P S EMP RET S; DGAM EMERG MARK EQUITY FUND LP; DIMENSIONAL FUNDS II PLC; DIMENSIONAL FUNDS PLC; EATON VAN STR EMERG MARK FUND; EATON VAN TAX MAN EM MKTS FUND; EMERGING M IND NON LEND FUND B; EMERGING M S FREE EQ IND FUND; EMERGING M S I NON LEND FUND B; EMERGING M S INS NON LEND FUND; EMPLOYEES R S O T ST OF HAWAII; FIDELITY I T F S G E U I FUND; FLORIDA RET SYSTEM TRUST FUND; FLORIDA ST B OF ADMINISTRATION; IBM DIV GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS ST B OF INVESTMENT; ISHARES MSCI BR FREE IND FUND; ISHARES MSCI BRIC INDEX FUND; JOHN H FUN II INT EQ IND FUND; JOHN HANC TR INT EQ IND TR B; JOHN HANC TR INT EQ IND TRUST; LAUDUS ROS INTL DISCOVERY FUND; MICROSOFT GLOBAL FIN LIMITED; MUN ANNUITY B FUND OF CHICAGO; SCHWAB EMERG MARK EQUITY ETF; SCHWAB FUND EM MARK INDEX FUND; SOUTH DAKOTA RETIREMENT SYSTEM; SSM H CARE PORTF MANAG COMPANY; STATE O C PUB EMPL RET SYSTEM; STATE OF WISC INVT B MAS TRUST; TEACHER RETIR SYSTEM OF TEXAS; THE B O R O T U OF TEX SYSTEM; THE BOMBARDIER TRUST UK; THE BOS COMP EM MKTS CORE FUND; THE FUT FUND B OF GUARDIANS; THE HON INTL INC MAS RET TRUST; THE MONET AUTH OF SINGAPORE; THE T B O J L R MTBC400035147; UPS GROUP TRUST; VANGUARD EM MARK ST INDEX FUND; VANGUARD T W F S I EQ IND FDS; WEST VIRG INV MANAGEMENT BOARD; WILMINGTON MUL MANAG INT FUND; AUSTRALIAN REWARD INV ALLIANCE; NORGES BANK; RETAIL EMPLOYEES S PTY LIMITED; VANGUARD INVESTMENT SERIES PLC; VANGUARD T I S I FD SE VAN S F; NORTHERN TRUST QUANTITATIVE FUND PLC; eNORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND (by Antônio Portugal Rennó Neto)].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.